July 5, 2012

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Enhanced Value II Trust, Series 5 (the “Fund”)

(CIK 1553483)

Ladies/Gentlemen:

Transmitted herewith is a copy of the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund.

We currently anticipate that the registration statement for the Fund will not contain disclosures which would render it ineligible to become effective pursuant to Rule 487 under the Securities Act of 1933.

Inasmuch as the Fund is not yet operative, no filings have been required under any of the acts administered by the Securities and Exchange Commission. Therefore, for purposes of Securities Act Release No. 5196 there are no delinquencies to be reported or other references to be made to filings under the 1934 Act.

No notification of registration or registration statement under the Investment Company Act of 1940 is currently being submitted to the Securities and Exchange Commission, as the filings under the 1940 Act (File No. 811-21429) for Smart Trust, Tax Free Bond Trust, Smart Trust, Smart Ten Trust, Smart Trust, Smart 13 Trust and Smart Trust, Diversified Equity Trust are intended to apply to this series of the Fund.

If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew W. Hoffman at (312) 845-3458.

Very truly yours,

Chapman and Cutler LLP

By    /s/ SCOTT R. ANDERSON

Scott R. Anderson

SRA/mdd